Mail Stop 0510

      April 25, 2005

By U.S. Mail and Facsimile to (713) 229-1522

Kerry A. Galvin
Senior Vice President, General Counsel and Secretary
Lyondell Chemical Company
1221 McKinney Street, Suite 700
Houston, Texas 77010

Re:	Lyondell Chemical Company
	Form S-3 Filed April 11, 2005
 	File No. 333-123977

Dear Mr. Galvin:

      This is to advise you that we reviewed only those portions of the above filing that relate to the basis for registering an offering by Lyondell and the registration of the existing rights associated with the common stock. We have the following comments in that regard. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please describe the legal basis for registering the offering by Lyondell for the issuance of the shares underlying the Millennium convertible debentures at this time, as we note that the Millennium convertible debentures have been convertible into shares of Lyondell common stock since November 2004, when the merger was consummated. Note that if securities can be converted within a year, we view the underlying shares as being the subject of an offer that must be registered or made pursuant to an exemption. Further, the sale of shares offered privately may not be completed in a registered transaction. Please also explain whether you considered registering the resale of the common stock by the security holders. We may have further comments after reviewing your response.

2. Since you are registering common shares that include rights under an existing rights plan, please register the rights as separate securities. See Telephone Interpretations Manual, Section G #109 and
Section H #27.

3. Please revise Exhibit 5.1 to opine that the rights are the legal, binding obligations of the company.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Brigitte Lippmann at (202) 942-
0755.
You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Stephen A. Massad
	Baker Botts L.L.P.
	One Shell Plaza
	910 Louisiana Street
	Houston, Texas 77002

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Kerry A. Galvin
Lyondell Chemical Company
April 25, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE